NEWS RELEASE

EMX Executes Agreement to Sell its Sulitjelma project to Alpha Future Funds

Vancouver, British Columbia, August 8, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement for its Sulitjelma Project in Norway to Alpha Future Funds S.C.S, a private Luxembourg based company ("Alpha"). The agreement provides EMX with a cash payment and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional deferred option payments, advance royalty payments, milestone payments and a 2% NSR royalty.

The Sulitjelma project is a past producer of copper-rich polymetallic mineralization from a cluster of volcanogenic massive sulfide ("VMS") style deposits in the greater Sulitjelma district of north-central Norway. Alpha is a well-capitalized investment fund with its own technical team that seeks to revitalize the Sulitjelma district through additional investment and exploration. Alpha is also reviewing other EMX projects throughout the region for additional acquisition opportunities.

Commercial Terms Overview. EMX will receive US$50,000 upon execution of the agreement, and Alpha can acquire a 100% interest in the project by satisfying specified work commitments by the end of the first anniversary of the agreement. Upon exercising the option Alpha will:

  Make additional cash payments to EMX as deferred option payments.
  Spend a cumulative of $4,000,000 on the project by the 5th anniversary of the agreement.
  Pay annual advance royalty payments commencing after the deferred option payments are complete.
  Grant EMX an uncapped 2% NSR royalty on the project.
  Deliver certain milestone payments tied to anniversary dates and the commencement of commercial production.

Overviews of the project. The Sulitjelma polymetallic project in Norway is located in the early Paleozoic VMS belt in north-central Norway, which saw numerous districts and mines in operation from the 1600's through the 1990's.

Sulitjelma District, Central Norway: The Sulitjelma VMS district was discovered in 1858 and was mined continuously from 1891-1991. The Sulitjelma mines were some of the last operating base metal mines in Norway and one of its most significant historic mining areas. VMS style mineralization occurs along a trend that extends for over 20 kilometers and is developed along multiple stratigraphic horizons and structurally repeated sections. The district produced over 25 million tonnes averaging 1.84% copper, 0.86% zinc, 10 grams per tonne silver and 0.25 grams per tonne gold1. Significant historical resources were left unmined at the time of closure in the early 1990's.

The district has seen very little work since the mines closed. Reinterpretation of airborne geophysical surveys, including a Versatile Time Domain Electromagnetics (VTEM) survey collected in 2014, highlighted multiple conductive anomalies along the main trend of mineralization that have not yet been drill tested, and EMX geologists have found outcropping expressions of VMS style mineralization, also along trend, that have not been developed or drill tested.

Over the past few years EMX has compiled and digitized the available historical data to create 3D models of the historical mine workings on the property. EMX also conducted extensive soil sampling campaigns and identified drill targets for the next phase of exploration. These targets include projections of mineralization down dip and along strike of the historic mine workings as well as newly identified electromagnetic ("EM") anomalies. Additionally, EMX recognized that the VMS horizon appears to be repeated in fold limbs to the west of the original property position, which has since been expanded.

This transaction is another example of the execution of EMX's business model in providing turn-key and drill ready exploration projects to its partner companies in exchange for royalty interests.

1 Historical production data from the Geological Survey of Norway (NGU) Ore Database, Deposit Area 1841-024, updated Dec 18, 2017.

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More information on the Projects can be found at www.EMXroyalty.com.

Nearby Mines and Deposits. The mines and deposits discussed in this news release provide context for EMX's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar tonnages or grades of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov

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Figure 1. Location map

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Figure 2. Mines and Trends of Mineralization

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